ANNUAL REPORT

Viroment Equity, LLC
33 South 6th Street, Suite 4750
Minneapolis, MN 55402

www.viroment.com



In this Annual Report, the term "Viroment Equity," "the company" or "we" refers to Viroment Equity, LLC.

The Company, having offered and sold Class A Preferred Units pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. A copy of this report may be found on the Company's website at www.viroment.com/reports.

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY'S BUSINESS

Overview

In this Form C, the terms "Viroment Equity," "the Company," "we," "us," or "our" refers to Viroment Equity, LLC.

Viroment Equity, LLC, a Delaware limited liability company, was organized on October 30, 2020, as a wholly-owned subsidiary of Viroment Capital. Viroment Capital is also a Delaware limited liability company organized on January 27, 2020 and is owned by its executive officers and directors – Russ Vering (Vice President), Chris Reimers (Chief Field Officer), and Viroment USA, LLC ("Viroment USA"), of which Paul Koenig is the Manager. Viroment USA is owned by the Koenig Family Trust.

Viroment Equity and Viroment Capital were formed for the purpose of building pre-leased agricultural facilities for the world's top hog and cattle integrators. We believe our barns will address many of the challenges faced by hog farmers using our award-winning filtration technology to treat sludge and liquid manure. We anticipate marketing the treated waste byproducts as fertilizer. We also intend to sell carbon credits earned by Viroment Equity through measuring, quantifying and sequestering materials with a high greenhouse gas potential "GWP" by treating manure and sludge with special water disinfection and filtration technology that management plans to install in the barns.

Principal Products and Services

Our plan is for Viroment Equity to build 2 hog finisher barns for the housing and feeding of hogs. We intend to rent the barns to tenant integrators, each individually, under a fifteen-year triple-net lease. Under the terms of our lease, we expect the tenant to be responsible for all operational expenses and costs including labor, utilities, property taxes, insurance and maintenance of the barn, including repairs. We intend for Viroment Equity to be responsible for paying the principal and interest on the bank mortgage loan used to purchase the land and fund the construction of the facility. Viroment Equity will also be responsible for the treatment, storage, transportation and disposal of animal waste from the properties on which our barns will be built. We intend to install a hog waste treatment system in each barn (the "Treatment System"), which technology is owned by Viroment USA, a separate company owned by Viroment Equity's Manager. We intend for Viroment USA to grant a license to Viroment Equity, for no consideration, to use so long as the equipment remains on site for its intended use. We intend for the tenant to operate the water filtration equipment, and Viroment USA, which plans to offer a warranty, will be responsible for repairing any equipment that does not function as intended unless the operator misused the equipment ("you break it, you fix it").

Management intends to use the cash flow from these two barns as part of the funds needed to build a target goal of eight barns. Viroment Equity has identified properties located near major pork processing centers in Northeastern Nebraska. We believe choosing the right location for our high-tech barns will reduce costs related to the transportation of livestock which are of market ready size. Viroment Equity intends to use some of the proceeds from this offering toward an initial purchase of land. Management expects to rely on Viroment Capital, the parent of Viroment Equity, to execute the purchase of these properties, which may involve various types of financing arrangements between Viroment Capital and the owners of the properties. With the proceeds from our previous Regulation CF offering, Viroment Equity has purchased $350,000 in equipment to be installed in the barn structures. For more information, please see "Use of Funds."

Financing and Construction of the Barns

An important aspect of our business involves real estate and selecting the right location for our hog barns. The initial acquisition of the properties will be through Viroment Capital's Blue Stem entities, which are wholly-owned limited liability companies owned and controlled by our parent, Viroment Capital. The Blue Stem entities finance the property purchases through construction loans guaranteed by the executive officers of Viroment Capital. The construction loans are then conveyed to Viroment Equity in the form of a loan with a twelve-year term for which Viroment Equity management will remain guarantors until repayment or twelve years from the date of the loan. The proceeds from this offering will be used in part to fund the construction of the barns, which includes the purchase and installation of Viroment USA's Treatment System and the licensing of the related technology from Viroment USA at no cost to Viroment Equity.

The Technology Behind our Barns and Fertilizer

Through the use of Viroment USA's Treatment System, we expect our barns to have the advantage of reduced odor and lower costs incurred from a reduction in the need for disposal hauling services. We expect the Treatment System, when used for filtration in our barns, will allow us to process manure in real-time, which we expect to promote better animal health. We plan to dry the treated manure and use it to create an organic fertilizer, which we intend to market to local farmers. We also expect the use of the Treatment System will result in the creation of filtered water that can be used for animal cooling, washdown or flushing. If we can reintroduce our filtered and sterilized water to the closed loop flushing system, we anticipate a reduction in odor, gas emissions, flies and pathogens.

Viroment USA's Treatment System will be installed in each of Viroment Equity's barns and operated under a license granted by Paul Koenig, Manager of Viroment Equity, who owns the intellectual property associated with the Treatment System. Mr. Koenig will not collect a fee for the license, but will grant it to Viroment Equity for use in our barns for the period of lease.

Viroment USA's Treatment System has been tested in that it is the basis for a service agreement between Viroment USA and other governments. After Hurricane Harvey devastated Houston, Texas, Viroment USA deployed several wastewater processing units to assist Houston's wastewater treatment plant. The emergency response has led to a continued partnership with Viroment USA and the continued use of our treatment process at their facilities. In connection with a US Commercial Services Trade Mission in Beijing,

China, Viroment USA executed an $800,000,000 partnership agreement with government owned Hangzhou Iron and Steel. The contract signing was witnessed by both the United States' President Trump and China's President Xi at the Great Hall of the People in Beijing on November 9, 2017.

The Role of Carbon Credits

We expect Viroment USA's Treatment System will reduce greenhouse gas emissions. We intend to install meters for measuring greenhouse gases emitted by animal waste, and then hire a third-party to provide certification of the measurements demonstrating reduced greenhouse gases. Our goal is to sell those certificated carbon credits as another source of revenue for Viroment Equity.

Market

Based on management's observation and experience, we believe that there is a need for an increase in facilities for housing hogs in closer proximity to the processing facilities. It is our belief that market demand for pork and pork products is not being met. Additionally, we believe existing pig housing stock continues to age while demand continues to increase resulting in increased demand for newly built hog barns. Pork is the number one source of protein accounting for 38% of the global market with an annual market growth averaging around 5%.

We anticipate that our tenant hog growers will be large family farms located in and around Nebraska. Management believes that several home-grown Nebraskan operations have expanded substantially and, as a result, control the Nebraska regional market which funnels meat to in-state meat processing facilities. We estimate that approximately 80% of the pork market in Nebraska is controlled by a few organizations or individuals, and believe the same metrics apply to Nebraska's beef market. We also believe that these organizations have operations that span surrounding states, including Illinois. Accordingly, we aim to develop strategic partnerships with best in class partner in the industry for each market. Other markets we may pursue in the future are located in states having the largest livestock production of pork and beef. It is our goal that these strategic partnerships would become early adopters and permanent partners as leasing client of Viroment Equity's barns.

Competition

We face competition from other more well-established companies that provide livestock systems design, engineering, manure management and marketing. Some of these companies offer similar services in Nebraska and other states in which we intend to do business. We may also face competition from real estate companies, real estate developers, and other types of entities that invest in real estate if the properties we seek to acquire for our barns are also the target of these types of development.

Employees

Viroment Equity's executive officers are its only employees currently.

Regulation

Our barns and the properties on which they will be built will be subject to a number of federal, state and local laws, including environmental laws and regulations. Some of these provisions will also regulate the discharge of materials into the environment and generally provide for the protection of the environment, which may impact how we execute our plans for treating, storing, transporting and disposing of animal waste from the livestock that will live in our barns. We will also be required to comply with IRS rules, including Internal Revenue Code Section 45Q, which sets forth the requirements for sequestration of carbon dioxide and the amount of Section 45Q carbon credits available.

Intellectual Property

Paul Koenig, Manager of Viroment Equity, owns the intellectual property related to the Treatment System that will be installed in our barns. The intellectual property was conveyed by Mr. Koenig to the PKC Trust in 2017, granting an equipment specific single lifetime use with each equipment install. Mr. Koenig will grant a license, without any fee, to Viroment Equity permitting installation of the technology in its barns and its subsequent use during the life of the 15-year lease.

Litigation

Neither Viroment Equity nor Viroment Capital are currently engaged in any litigation and their management teams are not aware of any pending or threatened legal actions relating to the conduct of their business activities or otherwise. Mr. Koenig is not aware of any pending or threatened legal actions relating the to the intellectual property he owns. Certain of the Company's controlling persons are engaged in litigation concerning a financing arrangement not involving either Viroment Equity or Viroment Capital. Management does not expect this litigation to have a material adverse effect on either Viroment Equity or Viroment Capital.

THE COMPANY'S PROPERTY

 Viroment Equity has not yet purchased any properties but intends to use some of the proceeds from this offering to do so. See also, "Use of Proceeds."

DIRECTORS AND EXECUTIVE OFFICERS

The Company's directors and executive officers are as follows:

Name	Position	Term of Office
Paul Koenig	Director and Manager	October 30, 2020 (since inception)
Russ Vering	Director and Vice President	October 30, 2020 (since inception)
Chris Reimers	Director and Chief Field Officer	October 30, 2020 (since inception)

Paul Koenig – Director and Manager

Paul Koenig has been serving as CEO of Viroment USA, LLC, since January 2016. Viroment USA partners with larger municipal and industrial clients seeking to use Viroment USA's technology to treat waste water and sludge. Paul also serves as CEO of Viroment UK, which is the European Union affilate of Viroment USA, since January 2015. He has also served as Senior Partner of Viroment Asia since May 2014, and served as CEO from January 2014 through December 2015. Paul continues to serve as CEO of each of these companies with the exception of Viroment Asia, where he currently serves as Senior Partner.

Russ Vering – Director and Vice President

Russ Vering has served as Vice President of Nutrition at Frontier Coop since September 2019. He continues in his role as Managing Member of Central Plains Milling since January 1994. He also serves as an External Advisor at University of Nebraska-Lincoln since January 2016, where he shares and discusses strategies and plans for building a stronger UNL agriculture department. Since January 2018, he has also served as co-chair at Northeast Community College where he has assisted in raising $13 million for expansion and improvement of the college of agriculture. Russ continues serving each of these organizations in these capacities.

Chris Reimers – Director and Chief Field Officer

Chris Reimers has served as Regional Manager at Settje Agri-Services & Engineering since March 2014, where he continues to serve in this role.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has been a party to the following related party transactions:

- During the period ended December 31, 2020, the Company's parent, Viroment Capital, LLC, received 13,500,000 of the Company's Common Units for consideration of $25,000. During that same period, Viroment Capital contributed an additional $15,197 for operating capital, and the Company distributed $24,995 to Viroment Capital.

- In April 2021, the Company purchased equipment that comprises the Treatment System to be installed in its barns from Viroment USA. Viroment USA owns 50% of the Common Units of Viroment Capital, the Company's parent. Also, the Company's Manager, Paul Koenig, owns 100% of Viroment USA through the Koenig Family Trust.

RISK FACTORS

The SEC requires Viroment Equity to identify risks that are specific to its business and its financial condition. Viroment Equity is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, economic events, environmental and regulatory changes, and technological developments. Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to Viroment Equity and its Business

- **Viroment Equity has a limited operating history which may make it difficult to evaluate our company and its business**. Viroment Equity was formed as a limited liability company in October of 2020. Accordingly, we have little operating history upon which an evaluation of our prospects and future performance can be made. Viroment Equity's proposed operations are subject to all business risks associated with new enterprises. The likelihood of Viroment Equity creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation. There can be no assurances that Viroment Equity will ever operate profitably. We may not be able to successfully implement or operate our business plan. An investor should not rely on the past performance of the Manager, Paul Koenig, to predict Viroment Equity's future performance. An investor should consider Viroment Equity's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

- **Viroment Equity's financial statements were prepared on a "going concern" basis.** Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements, indicate there may be substantial doubt about Viroment Equity's ability to continue as a going concern. We have not generated profits since inception. As of our fiscal year end December 31, 2020, we had total assets of $8,197. Since then, Viroment Equity has raised gross proceeds of approximately $829,000, before deducting for offering expenses, in offerings under Regulation Crowdfunding and Regulation D. As discussed in greater detail in "Management's Discussion and Analysis – Plan of Operations," we will need to raise significant amounts of funds in order to acquire properties, build our barns and execute our business strategy. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

- **Our Manager and other executive officers may allocate their time to other businesses. Further, our Manager may invest in other real estate projects, potentially resulting in less time spent on Viroment Equity and potential conflicts of interest.** Viroment Equity's Manager is also the manager for Viroment USA, LLC, which has its own operations and clients. Our other executive officers also have other professional commitments and engagements. Consequently, our management team will not work full-time for Viroment Equity, and may not be able to operate with the efficiency and effectiveness of full-time employees. Additionally, our Manager will also be investing in other real estate projects, and that may impact the duties of the Manager with respect to this Offering. Our Manager cannot assure that he will adequately manage multiple investments with different investment strategies. The negative performance of future properties may indirectly impact the performance of Viroment Equity by drawing the Manager's attention towards the poorly performing properties. Out management team's interest in other operating businesses and real estate investments could also lead to potential conflicts of interest between those other interests and Viroment Equity.

- **The technology that will be used in our barns is owned by our Manager, and we will have to purchase the equipment for barns from a company owned by our Manager**. Viroment Equity's business plan includes the construction of barns for the commercial raising of hogs on the properties, including construction and implementation of a hog waste treatment system in each barn (the "Treatment System"). The Treatment System will be a portion of the assets leased to the tenants of the properties. Each Treatment System incorporates proprietary technology, which is owned by Paul Koenig, our Manager. Mr. Koenig will grant Viroment Equity a license to use the technology for no consideration, but Viroment Equity will be purchasing the equipment for the Treatment System from Viroment USA, which is owned by Mr. Koenig through the Koenig Family Trust, for installation at the properties. Moreover, if Mr. Koenig is unable to protect his intellectual property from infringement, or if it is found to infringe on others, our business may be materially harmed.

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- **Viroment Equity may engage in transactions with affiliated companies and other related parties that may result in a conflict of interest.** Viroment Equity may engage in transactions with affiliates, subsidiaries or other related parties that may be on terms which are not at arm's-length. We intend to negotiate terms in these related party transactions that are consistent with the duties of the management of Viroment Equity to its Unit holders. In particular, Viroment Equity plans to engage in certain transactions with Bluestem II, LLC, a Nebraska limited liability company ("Bluestem II") owned by Viroment Capital, for the purposes of securing additional fundraising, as well as to fulfill certain operational needs of the Company with respect to the properties and otherwise. The affiliate transactions conducted by Viroment Equity will not necessarily be documented or otherwise memorialized by written transaction agreements.

- **The Treatment System, and related technology and equipment, that will be installed in our barns has not been previously used to treat hog or animal waste**. The Treatment System we plan to license from our Manager, and the equipment we plan to purchase from Viroment USA, will be installed in each of Viroment Equity's barns. We intend for our tenants to operate the Treatment System as part of their hog farming / growing operations. A component of Viroment Equity's business plan is the successful implementation of the Treatment System and related technology allowing us to harvest dried hog waste and sell it for a profit to third parties. Viroment USA's Treatment System and the related technology have not been adopted at the commercial level, and may not successfully treat the hog waste or treat it in a manner that permits us to use the waste for resale as fertilizer. The success of Viroment Equity will depend in part on the adoption of the Treatment Systems and technology by Viroment Equity's tenants. It is not possible to predict the success of the Treatment Systems or technology or whether the Treatment Systems and technology will be adopted without problems by the tenants. The effective performance and reliability of the Treatment Systems and technology are critical to the success of Viroment Equity's business plan. If tenants perceive our Treatment System and our properties as lacking safety and convenience, or otherwise, we may fail to attract tenants. If the Treatment System and technology do not operate as intended, or if the tenants are unable to implement the Treatment Plan and technology successfully, it may harm our reputation and our ability to attract and retain hog farming tenants, which would have an adverse impact on our business plans, our results of operations and our financial condition.

- **Viroment Equity has not yet acquired any properties, and the condition of the real estate market and its success in this Offering may impact its ability to acquire properties in locations and on terms that are favorable to its business.**   Viroment Equity will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit, and public health concerns including but not limited to COVID-19, and other potential future

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outbreaks, have contributed to increased volatility and uncertainty for the economy and financial markets. If Viroment Equity is unable to find properties available for sale, or for sale at prices that fit our business model, we may be unable to execute our business plans as intended or at all. Moreover, once Viroment Equity has acquired properties, these factors may negatively impact our results of operations and financial condition by causing a decline in the market value of the purchased properties. In the event of delays due to purchasing the properties or in executing any portion of our business plan, Viroment Equity may require additional funds. There can be no assurance that such additional funds can be obtained by Viroment Equity on favorable terms or at all. Failure to obtain such funds could adversely affect Viroment Equity's ability to implement its business plan. Furthermore, if Viroment Equity is unsuccessful in raising the funds needed to close this Offering, it may not be able to invest in the properties. Even if this is fully subscribed Offering, Viroment Equity will need to raise additional capital to acquire properties and fund operations.

- **COVID-19 may have an adverse impact on our tenants and the meat processing facilities they serve.** During the height of the pandemic, many meat processing facilities, including meatpacking plants, were required to shut down due to spread of the COVID-19 virus in those facilities. To the extent our tenants are unable to sell livestock to processing facilities because of a shut down or otherwise, they may suffer adverse impacts on their financial condition. In that event, our tenants may not be able to make their lease payments and other financial obligations on a timely basis if at all. Failure to receive lease payments on time will jeopardize Viroment's Equity's financial condition and may render it unable to make the mortgage payments on the properties on a timely basis. This may place us at risk by making it more difficult or impossible to obtain financing on reasonable terms and possibly losing the properties due to foreclosure if we are unable to keep up with the mortgage payments. Even if Viroment Equity covers the lease payments for the tenants, or continues to pay the mortgages on the properties from other sources, it may never recover those funds.

- **We will be competing against companies that are larger, more well-established and have greater resources that us.** Viroment Equity will be competing for tenants against other providers of livestock systems design, engineering, manure management and marketing. Some of these companies offer similar services in Nebraska and other states in which we intend to do business. We may also face competition from real estate companies, real estate developers, and other types of entities that invest in real estate if the properties we seek to acquire for our barns are also the target of these types of development. Some of our competitors are well-established in our market and we will need to win tenants away from these competitors. If we are unable to attract tenants we may not succeed in implementing our business plan, which would harm our results of operations and financial condition. Similarly, we may have to compete against a variety of real estate companies when purchasing properties on which to build our barns. In the event we are unable to purchase properties at the right price for our business plan, or unable to purchase properties in locations that fit our strategy, we may not be able to implement our business plan as intended. Additionally, we may need to compete against other companies that have a history of developing, marketing and selling fertilizer made from animal waste. If we are unable to successfully execute this part of our business plan, it could harm our results of operations and financial condition.

- **We will be subject to significant federal, state and local regulations regarding our planned use of properties for hog farming, treatment of animal waste and carbon credits.** The business of acquiring and leasing real estate to be used for agricultural purposes, including specifically hog farming / growing, is subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Any new or increased levels of regulation could adversely impact the profitability of the Company, including the potential for rezoning of areas that include our properties. Additionally, part of our business plan contemplates the treatment and drying of animal waste for resale as fertilizer. The treatment, storage, transport and disposal of animal waste is heavily regulated and we may incur significant liabilities under environmental regulations if we fail to comply with all requirements.

- **We intend to collect and sell carbon tax credits, which are subject to significant requirements.** We plan to derive a stream of revenue from the sale of carbon credits based on our expectations that our Treatment System will reduce greenhouse gas emissions. In order to qualify for carbon tax credits, we will have to meet a number of regulatory requirements, including those imposed by Internal Revenue Code Section 45Q, which sets forth the requirements for sequestration of carbon dioxide and the amount of Section 45Q carbon credits available. Some of these requirements involve qualification of facilities, including but not limited to when construction begins, manner of disposal, and how the carbon dioxide is captured and measured. If we fail to comply with the regulations governing greenhouse gasses and their capture, we may not be able to claim carbon tax credits. If we are unable to successfully claim carbon tax credits we will likely not achieve our goal or creating a stream of revenue based on sales of carbon tax credit, which could harm or results of operations and financial condition.

- **Our success is dependent in large part on our tenants' success as hog farmers.** Our future tenants' industry, hog farming/growing, is highly competitive, and our tenants face competition from other individual and institutional hog farmers/growers. These competitors may be large, corporate agricultural producers with substantially greater financial resources than those available to the tenants. Additionally, the tenants rely on third party vendors and other suppliers to operate their businesses. In the event one or more of these third-party providers experiences an interruption in its business operations, a tenant could experience a material adverse effect on its business operations or financial condition. Other economic and public health conditions in the markets in which the tenants operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact the business of the tenants. Recent news articles have reported a decline in the price for U.S. hogs because the Chinese government stated that their supply of herds have nearly fully recovered from the culling as a result of African swine fever in 2018. A decline in the financial condition of the tenants, due to market competition, failure of third party providers, global commodities and supplies, or otherwise, could harm tenants' ability to meeting their financial obligations, including payment of leases with Viroment Equity. Our inability to collect rent from such tenants may adversely affect Viroment Equity's ability to meet its operating expenses, including making any distributions to the holders of Class A Units. the perceptions of tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise.

- **Viroment Equity is a limited liability company, which means that Unit holders' individual taxes may be impacted by accounting and tax events affecting the Company.** As Unit holders, investors will become members of Viroment Equity and any gains, losses or tax implications will inure to each investor on an individual basis. As a result, Unit holders will be required to report their share of Viroment Equity's income on their individual income tax returns without regard to whether they have received cash or in-kind distributions. Consequently, Unit holders may be liable for income taxes on income allocated to them in a given year in excess of the amount of any distributions they received that year and may be required to pay taxes on their share of Viroment Equity's taxable income using cash from other sources. Additionally, in the event that Viroment Equity's income tax returns are audited by the IRS, the tax treatment of our income and deductions is determined at the partnership level in a single proceeding rather than by individual audits of the Unit holders. Such an audit by the IRS could result in adjustments to the income tax returns and potentially subject Unit holders to additional tax, interest and penalties, including incremental accounting and legal expenses. Moreover, an audit of Viroment Equity's income tax returns could lead to audits of the individual returns of the Unit holders and result in adjustments and additional tax with respect to items not related to Viroment Equity.

- **We are subject to real estate market risk.** The performance and value of the Company are subject to risks associated with its real estate and with the real estate industry. The economic performance of the Company and the value of the properties are subject to the risk that the properties may not generate revenues sufficient to meet its operating expenses and capital expenditures. Accordingly, the Company's cash flow may be adversely affected, reducing the Company's ability to make distributions to the holders of the Class A Preferred Units. The following factors, among others, may adversely affect the income generated by the Company's intended properties: (a) downturns in the national, regional and local economies; (b) competition from newly-developed properties; (c) localized real estate conditions, such as oversupply or reduced demand for space; (d) changes in interest rates and/or other financial market volatility, including changes in the availability of capital; (e) changes in lending regulations and reserve requirements, as well as changes in tax laws and accounting principles; (f) the perceptions of tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise; (g) increased operating costs, including insurance expense, utility expense, real estate taxes, state and local taxes, and fluctuating security costs; (h) significant fixed costs associated with the Properties, such as real estate taxes, insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from the properties; (i) declines in the financial condition of the tenants and the ability to collect rent from tenants who are impacted by insolvency, inflation, recessions or other economic events; (j) macro-economic events, including fluctuations in energy supplies and changes in the federal government's economic and fiscal policies, that impact the financial condition of tenants; (k) casualty and condemnation risks; (l) natural disasters, civil disturbances, terrorism, or acts of war that may result in uninsured or underinsured losses; and (m) typical financial and operational burdens with respect to the ownership of real estate, which include the payment of expenses and taxes, and the cost of the maintenance and improvements of the properties.

- **Our assets will be illiquid**. Liquidity relates to the ability of the owner to dispose of assets readily and the price to be paid for them. Viroment Equity's assets are and will be inherently illiquid. Such illiquidity could prevent the sale by Viroment Equity of the properties at a time when it otherwise might be desirable to do so. This lack of liquidity may have an adverse impact on the value of Viroment Equity. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations. The sale of less marketable assets may require more time and result in lower prices due to higher brokerage charges and other selling expenses than the sale of more marketable assets.

- **Our future success depends on our Manager and executive officers**. If Viroment Equity fails to retain its key personnel, it may not be able to achieve its anticipated level of growth and our business could suffer. Viroment Equity's future financial success depends, in part, on its ability to attract and retain key personnel, and on the continued contributions of the Manager, executive officers and other key technical personnel, each of whom would be difficult to replace and each of whom has other responsibilities outside the Company. The process to replace the Manager or our executive officers and other key technical personnel would involve significant time and expense and may significantly delay or prevent the achievement of Viroment Equity's business objectives.

- **We are subject to potential casualty losses**. Although the Manager expects to obtain and keep in force comprehensive liability and casualty insurances on the properties, there are certain types of losses that are either uninsurable or not economically insurable. Such losses include, but may not be limited, to earthquakes, tornadoes, high winds, war, and floods. Should any of these or other disasters occur, Viroment Equity could suffer material adverse effects. In addition, in the event of significant damage to or destruction of the properties, Viroment Equity may elect to accept insurance proceeds and not elect to rebuild the property to its previous condition, including barns or other structures. If insurance proceeds are not used to replace the properties, Viroment Equity may end up with a properties that may not sell on terms favorable to Viroment Equity or at all. As a result, Viroment Equity could suffer reduced revenues and may need to re-adjust its accounting, which may further impact Unit holders as members and cause you to recognize losses or gains on your individual income tax returns. See also "Risk Factors -- Viroment Equity is a limited liability company, which means that Unit holders' individual taxes may be impacted by accounting and tax events affecting the Company." In addition, new developments in the insurance markets could make coverage for certain risks either unavailable or prohibitively expensive. As a result, Viroment Equity may be unable to obtain certain types of coverage or coverage at acceptable levels of cost and may be exposed to various risks, which, in the past, have been insurable in the ordinary course of business.

- **The Manager has a limited net worth**. The Manager has a limited net worth and does not have any obligation to make capital contributions or loans to Viroment Equity. Although the Manager will not generally be liable for Viroment Equity's obligations while maintains its registration as a limited liability company, lenders and other suppliers or creditors dealing with Viroment Equity may be influenced by the valuation of Viroment Equity and the net worth of the Manager in extending credit to Viroment Equity, which may have an adverse effect on Viroment Equity.

- **We may face litigation in the future.** We have engaged in financing transactions in the past, including an offering made under Regulation Crowdfunding, which may not have met all of the disclosure requirements. Although management is not aware of any pending or threatened litigation on this basis, management may become distracted in the event of litigation. Moreover, we cannot know whether, and to what extent, it might have an adverse material effect on our business, results of operations or financial condition.

- **Litigation involving our controlling persons and their affiliates may impact us.** Certain of our controlling persons and their affiliates have a history of litigation, some of which is continuing, and may give rise to reputational issues and distract management's attention.

Risks Related to the Company's Securities

- **Investors have no ability to impact or otherwise influence corporate decisions of Viroment Equity.** The Company's Class A Preferred Units are non-voting. Subject to any fiduciary duties owed to owners or investors under Delaware law, Viroment Equity's Manager and other executive officers and directors may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Viroment Equity's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for Viroment Equity. In addition, our Manager could use his voting influence to maintain Viroment Equity's existing management, delay or prevent changes in control of Viroment Equity, or support or reject other management and board proposals that are subject to owner approval. Finally, in the event Delaware law requires Unit holder approval of a proposed transaction, our Manager will have voting control because our Manager holds an irrevocable proxy for our Class A Preferred Units and our Common Units. Even though the Class A Preferred Units are non-voting, there are certain types of transactions, such as a takeover, that require shareholder approval under Delaware law. In the event, Viroment Equity becomes subject to such a transaction, the Manager would be able to vote your Units. For details, please see "Ownership and Capital Structure – The Offering – Voting Rights – Proxy."

- **The transferability of our Class A Preferred Units is limited.** Viroment Equity's Limited Liability Company Agreement ("Limited Liability Company Agreement") contains a number of provisions that may impact your rights as a holder of Viroment Equity's Class A Preferred Units. No holder of Class A Preferred Units will have the right to transfer all or any portion of, or any interest or rights in, such holder's Class A Preferred Units to any person except with the approval of the Manager or in certain limited circumstances, such as estate planning purposes. In the event that any member proposes to transfer any Class A Preferred Units, Viroment Equity has the first right to purchase all or any portion of such Class A Preferred Units in question and thereafter the remaining holders of Viroment Equity's Common Units have the right to purchase the Class A Preferred Units in question (to the extent Viroment Equity does not exercise its right in full). Additionally, if Viroment Equity determines, in its sole discretion, that it is likely that within six months that the Class A Preferred Units will be held of record by a number of persons that would require Viroment Equity to register a class of its equity securities under the Securities Exchange Act of 1934 (the "Exchange Act") , Viroment Equity has the option to repurchase the Class A Preferred Units (or other classes of units that may be created) from members for the greater of (a) the capital contribution amount of such holder of Class A

Preferred Units; (b) the fair market value of the securities as determined by its appraiser for 409A purposes; or (c) the fair market value of the securities as determined by another independent appraiser chosen by the Company. See also "Description of Membership Units – Class A Preferred Units – Voting and Proxy."

- **Projections: you cannot rely on forward-looking information.** Notwithstanding any disclosure elsewhere in this annual report, we cannot guarantee when or if Viroment Equity will become profitable. We also cannot guarantee when our barns will be completed, if at all, or when tenants will commit to leasing our barns, if ever. We may not be correct in any of our projections, whether financial or regarding the growth of our business, and the assumptions on which those projections are based may be incorrect or may change in a manner that negatively impacts Viroment Equity.

- **There is uncertainty as to future cash flow**. Any projected cash flows included in this annual report should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. Investors are advised to consult with their own tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Viroment Equity and the Manager make no representation or warranty as to the future profitability of an investment in Viroment Equity. A decrease in Viroment Equity's rental revenues may materially and adversely affect its cash flow. No assurance can be given that future cash flow will be sufficient to cover all operating expenses. If Viroment Equity's revenues are insufficient to pay operating costs, we may be required to use reserves or seek additional funds. There can be no assurance that additional funds will be available if needed, or, if such funds are available, that they will be available on terms deemed acceptable to the Manager.

- **There is uncertainty regarding property investment yields**. No assurances can be given that Viroment Equity can make an accurate assessment of the yield to be produced by the properties. Projected operating results will normally be based primarily on the judgment of the Manager. In all cases, projections are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. Many factors beyond the control of Viroment Equity are likely to influence the yield on the properties, including, but not limited to, competitive conditions in the local real estate market and local and general economic conditions.

- **Factual statements are not independently verified**. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this annual report. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the manager, officers, and employees of the Company, or to the anticipated future performance of the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of August 1, 2021, Viroment Equity's voting securities that are owned by our executive officers, directors and other persons holding more than 20% of the Company's voting securities.

Name of Holder	Number and Class of Securities Held	% of Voting Power
Viroment Capital, LLC*	13,500,000 Common Units	100%

* Viroment Capital, LLC ("Viroment Capital") is owned by Viroment Equity's executive officers and directors – Russ Vering (25%), Chris Reimers (25%) and Viroment USA, LLC (50%). Viroment USA is 100% owned by Paul Koenig, who serves as its Manager and holds his interest through the Koenig Family Trust.

RECENT OFFERINGS OF SECURITIES

The Company has engaged in the following exempt offerings during the past three years:

- In November, 2020, Viroment Capital, our parent company, purchased 13,500,000 of Viroment Equity's Common Units for consideration of $25,000 in reliance on the exemption under Section 4(a)(2) of the Securities Act of 1933, as amended. For more information, please see also "Interest of Management and Others in Certain Transactions."

- Between December 2020, and March 2021, Viroment Equity engaged in an offering of Class A Preferred Units under Regulation Crowdfunding and raised gross proceeds of $618,041.

- In May 2021, Viroment Equity engaged in private placements of its Class A Preferred Units in reliance on Rule 506(c) of Regulation D for gross proceeds of $211,000.

DESCRIPTION OF MEMBERSHIP UNITS

Viroment Equity is a Delaware limited liability company formed on October 30, 2020. The following description summarizes important terms of the Company's membership interests. This summary does not purpose to be complete and is qualified in its entirety by the Limited Liability Company Agreement, Viroment Equity's Articles of Organization, and applicable provisions of Delaware law.

Viroment Equity's authorized member interests consist of 13,500,000 Common Units and 1,500,000 Class A Preferred Units. As of August 1, 2021, Viroment Capital owns all outstanding Common Units. Also as of August 1, 2021, the total number of outstanding Class A Preferred Units is 829,041.

<u>Class A Preferred Units</u>

Voting and Proxy

The Company's Class A Preferred Units are non-voting. To the extent Delaware law requires that the Class A Preferred Units be entitled to vote, such as pursuant to a takeover or dissolution of the Company, the Class A Unit holders have granted an irrevocable proxy to the Manager for the term of the Limited Liability Company Agreement.

Antidilution

The Company is authorized to issue 1,500,000 Class A Preferred Units, as well as additional Common Units or additional classes of units with such rights, privileges and obligations as determined in the discretion of the Manager subject to the dilution protections of the Class A Preferred Units. If all 1,500,000 Class A Preferred Units are issued and outstanding, the collective Class A Preferred Unit Percentage Interests in Viroment Equity will equal 10%, which percentage interest shall not be subject to dilution upon issuance by the Company of additional Common Units or Units of a new class or series of preferred units.

Distributions

The Company shall make distributions at any time or from time to time as approved by the Manager in its sole discretion. Any distributions shall be made to the holders of the Units based ratably on their percentage interest. Notwithstanding any other provisions in the Limited Liability Company Agreement, the Company does not intend to make distributions until the Company has completed construction on eight (8) agricultural barns.

Restrictions on Transfer and Right of First Refusal

Under Viroment Equity's Limited Liability Company Agreement, no holder of Class A Preferred Units will have the right to transfer all or any portion of, or any interest or rights in, such holder's Class A Preferred Units to any person except with the approval of the Manager or in certain limited circumstances, such as estate planning purposes.

Option to Repurchase

Additionally, if Viroment Equity determines, in its sole discretion, that it is likely that within six months that the Class A Preferred Units will be held of record by a number of persons that would require Viroment Equity to register a class of its equity securities under the Securities Exchange Act of 1934 (the "Exchange Act"), Viroment Equity has the option to repurchase the Class A Preferred Units (or other classes of units that may be created) from members for the greater of (a) the capital contribution amount of such holder of Class A Preferred Units; (b) the fair market value of the securities as determined by its appraiser for 409A purposes; or (c) the fair market value of the securities as determined by another independent appraiser chosen by the Company.

Common Units

Voting and Proxy

Our Common Units are voting units. Under the terms of the Limited Liability Company Agreement, each holder of Common Units has granted the Manager an irrevocable proxy for the term of the Limited Liability Company Agreement.

Certain actions cannot be taken by the Manager without the approval of the Common Unit holders, including amended the Certificate of Formation of the Limited Liability Company Agreement, making a material change to the nature of the Company's business, issuing additional Units or admitting additional Members, incurring indebtedness in excess of $100,000, any sale or disposition of assets, IPO, or dissolution. For more details, see Section 5.2 of the Limited Liability Company Agreement filed with our Form C on the SEC's EDGAR website, at www.sec.gov.

Distributions

The Company shall make distributions at any time or from time to time as approved by the Manager in its sole discretion. Any distributions shall be made to the holders of the Units based ratably on their percentage interest. Notwithstanding any other provisions in the Limited Liability Company Agreement, the Company does not intend to make distributions until the Company has completed construction on eight (8) agricultural barns. Notwithstanding any provision to the contrary in the Limited Liability Company Agreement, no distributions will be made if it would violate Delaware or other applicable law or if a Majority in Interest of the outstanding Units vetoes a distribution proposed by the Manager.

Restrictions on Transfer

Under Viroment Equity's Limited Liability Company Agreement, no holder of Common Units will have the right to transfer all or any portion of, or any interest or rights in, such holder's Common Units to any person except with the approval of the Manager or in certain limited circumstances, such as estate planning purposes.

WHAT IT MEANS TO BE A MINORITY HOLDER

In our Company, the class and voting structure of our Units has the effect of concentrating voting control with the Manager, specifically, Paul Koenig. As a result, he will have the ability to make all major decisions regarding the Company. As a holder of Class A Preferred Units, you will hold a minority interest in the Company and the Manager will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

 If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

 The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

We set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows. Finally, when setting our valuation we also looked at our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and the likely funding scenarios that would allow us to achieve that.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

In the following discussion, references to "Viroment Equity," "the Company," "we," "us," and "our" means Viroment Equity, LLC.

We plan to build pre-leased agricultural facilities for use by hog and cattle integrators. Our plan also includes equipping our barns with award-winning filtration systems, which would be licensed to us without charge by our owner Viroment USA, LLC, which system would treat sludge and liquid manure. We anticipate this treatment to lower greenhouse gases, and allow us to collect and sell carbon credits. We expect that we will be able to use the treated waste water, which will be filtered and sterilized, for animal cooling, washdown or flushing within the closed loop flushing system. We also intend to use the treated waste products as fertilizer for sale to local farmers.

It is our goal to own $40,000,000 of high tech barns leased on 15-year contracts to top global protein suppliers. We intend to work with clients that also have ownership in packing plants and are distributing their products around the world, which protects them from market changes.

Since our inception on October 30, 2020, we have been focused on developing our plans for building our high tech barns and related byproducts of fertilizer and carbon credits. A key aspect of our business plan is finding and purchases properties in locations near major pork and beef processing centers. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any. Our ability to continue as a going concern is dependent on our ability to grow our revenue and generate sufficient cash flows from our high tech barns and related byproducts in order to fund our operations, meet debt and financing obligations related to the properties we purchase, and fund the building of additional barns.

Milestones

We expect that:

- ☐ We anticipate each project producing $4M+ of protein per year. People eat in any economy.

- ☐ We expect each project to create 42 farm-to-table jobs.

- ☐ We believe that Viroment's high-tech barns will offer lower costs, less regulation, and a sustainable process.

- ☐High-Tech Barn of The Future! We believe our award-winning technology combined with our plan to pre-lease the properties will create a new model for hog and cattle integrators.

- ☐ The team participates in International Trade Missions with the United States Commercial Services.

Historical Results of Operations

The Company has limited operations upon which prospective investors may base an evaluation of its performance. Because we are a startup, we have not generated revenue to date. For the fiscal year ended December 31, 2020 ("FYE 2020"), the Company had revenues of $0. During the period from inception, October 30, 2020, until FYE 2020, the Company incurred general and administrative expenses of $7,005, resulting in a net loss of $7,005 for FYE 2020. The Company's performance since FYE 2020 is discussed in "Liquidity and Capital Resources."

As at FYE 2020, the Company had total assets of $8,197, and no incurred liabilities.

Related Party Transactions

Refer to "Interest of Management and Others in Certain Transactions" for disclosure of all related party transactions.

Liquidity & Capital Resources

During FYE 2020, the Company's parent, Viroment Capital, LLC ("Viroment Capital") received 13,500,000 Common Units for consideration of $25,000. During that same period, Viroment Capital contributed an additional $15,197 to the Company, which funds were used for operating expenses. The Company distributed $24,995 to Viroment Capital prior to FYE 2020.

Subsequent to FYE 2020, the Company received approximately $829,000 in gross proceeds from offerings made in reliance of Regulation Crowdfunding and Regulation D. The Company used $300,000 as a down payment on equipment to be used in the Company's operations. The total purchase price of the equipment is $550,000. See Note 5 to the Company's Audited Financial Statements and Section 26 "Related Party Transactions" of this Form C.

The expenses related to our Regulation CF offering and our Regulation D offering have been paid by our parent company, Viroment Capital, LLC. The total amount of expenses paid was $15,000 for our initial CF offering and no additional expense for our Regulation D offering.

We plan to use the proceeds from this Offering as set forth in this Form C under "Use of Funds". We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the previous offerings, described above, and this current Offering.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We are dependent on additional capital resources for building our first two barns, and possibly additional barns, and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations of filing to profitably operate the business. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this Offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

COVID-19

Part of the fallout of COVID-19 has been a substantial increase in the price of, and competition for, real estate. The Company may find itself outbid or unable to obtain properties at a price or in a location that fits our business model. As we develop our business plan, we may need to make changes to our strategy in order to adapt to changing circumstances. Moreover, if the current economic effects of COVID-19 continue, such as shortages of labor, building materials and other supplies we need to build our barns, we may face increased costs, delays and other challenges in completing our plans within the budget and timelines we anticipate. Furthermore, to the extent our tenant farmers are challenged by the current economic climate, including a diminishing demand for pork on the global market due to competitors, such as China, we may not be able to succeed in developing our business plan.

Runway & Short/Mid Term Expenses

Viroment Equity's cash in hand is $214,805 as of June 29, 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. However, Viroment Equity has incurred expenses related to its past Regulation CF and Regulation D offerings, and this current Offering, which expenses have been covered by its parent, Viroment Capital. See "Liquidity & Capital Resources."

As of June 11, 2021, Viroment Equity has paid $300,000 to Viroment USA as down payment for the equipment that will comprise the filtration system to be installed in our barns. Subsequently, Viroment Equity paid an additional $250,000 to Viroment USA towards the filtration equipment. The full cost of the equipment will be $550,000 for each of the eight barns we plan to build for an estimated total of $4,400,000.

The revenues we expect to secure will come in the form of rents from newly build asset facilities which will be leased on 15-year leases to the world's top tier protein producers on triple net leases.

Additional capital may be contributed by our majority owner, Viroment Capital, LLC.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors. The company's annual report on Form C-AR for the fiscal year ended December 31, 2020, which was due on April 30, 2021, was filed August 23, 2021, bringing the company into compliance with its ongoing reporting requirement under Regulation Crowdfunding.

VIROMENT EQUITY, LLC
FINANCIAL STATEMENTS
December 31, 2020

Please see Appendix A

VIROMENT EQUITY, LLC

FINANCIAL STATEMENTS

December 31, 2020

*Together with
Independent Auditors' Report*



Viroment Equity, LLC
Index to Financial Statements

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Member
Viroment Equity, LLC

We have audited the accompanying financial statements of Viroment Equity, LLC. (the "Company"), which comprise the balance sheet as of December 31, 2020 and the statements of operations and member's equity, and cash flows for the period from October 30, 2020 ("Inception") to December 31, 2020, and the related notes to the financial statements (collectively referred to as "financial statements").

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viroment Equity, LLC as of December 31, 2020 and for the period from Inception to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has yet to commence its intended operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbmckennon

dbb*mckennon*
San Diego, California
June 11, 2021

1

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

VIROMENT EQUITY, LLC
BALANCE SHEET

		December 31, 2020
Assets		
Current assets		
Cash	$	-
Total current assets		-
Deferred offering costs		8,197
Total assets	$	8,197
Liabilities and Member's Equity		
Current liabilities -		
Accounts payable	$	-
Total current liabilities		-
Commitments and contingencies		-
Member's equity		8,197
Total member's equity		8,197
Total liabilities and member's equity	$	8,197

See accompanying notes to the financial statements.

VIROMENT EQUITY, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

		Period from October 30, 2020 to December 31, 2020
Revenues	$	-
Operating Expenses -		
General and administrative		7,005
Total operating expenses		7,005
Net loss	$	(7,005)
Beginning member's equity	$	-
Member contributions		40,197
Member distributions		(24,995)
Net loss		(7,005)
Ending member's equity	$	8,197

See accompanying notes to the financial statements.

VIROMENT EQUITY, LLC
STATEMENT OF CASH FLOWS

	Period from October 30, 2020 to December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (7,005)
Net cash used in operating activities	(7,005)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments for deferred offering costs	(8,197)
Member contributions	40,197
Member distributions	(24,995)
Net cash provided by financing activities	7,005
Change in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Viroment Equity, LLC (the "Company") is a Delaware limited liability corporation formed on October 30, 2020 ("Inception"). The financial statements of Viroment Equity, LLC (which may be referred to as the "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's operations are expected to be located in the Midwest. The Company will build, own, and lease protein farms.

The Company is 100% owned by Viroment Capital, LLC (the "sole member"), see Note 4 for additional information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management Plans
The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations. This factor raises substantial doubt regarding the Company's ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon obtaining the necessary debt and/or equity financing, as well as generating profitable operations from the Company's future operations. See Note 5 for disclosure of capital raised subsequent to year end. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our product market, negative press, delays in our lease being available or competition from other food and beverage establishments. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

       Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

       Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Offering Costs
The Company has deferred certain costs related to an anticipated offering as of year-end. The Company will use those deferred costs to offset additional paid in capital once proceeds are received from the raise. Deferred offering costs will be expensed if the offering is unsuccessful.

Income Taxes
The Company is a Limited Liability Corporation ("LLC"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company has yet to file a tax return and thus are not currently subject to tax examination by the Internal Revenue Service or state regulatory agencies. The Company has elected to use a December 31st year end.

Recent Accounting Pronouncements
The Financial Accounting Standards Board issues Accounting Standards Updates ("ASU") to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company's accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

Legal
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 4 – MEMBER'S EQUITY

Authorized and Issued
The Company is authorized to issue 14,000,000 Common units ("Common") and 1,500,000 Class A Preferred units ("Class A").

During the period ended December 31, 2020, the sole member contributed $25,000 in exchange for 13,500,000 Common units. During the period ended December 31, 2020, the sole member contributed an additional $15,197 for operating capital. During the period ended December 31, 2020, the Company distributed $24,995 to the sole member.

Allocation of Profits and Losses, Distributions and Liquidation
With respect to a Common member, the percentage equal to (a) 90 multiplied by (b) a fraction, (i) the numerator if which is the number of Common units held by such member, and (ii) the denominator of which is the aggregate number of Common units held by all members. For clarification, a holder of 13,500,000 Common units would have a common percentage interest of 86.79%, if there are an aggregate of 14,000,000 Common units outstanding and 650,000 Class A units outstanding

With respect to a Class A member, the number of Class A units held by such member multiplied by 0.000006666. For clarification, a holder of 300,000 Class A units would have a Class A percentage interest of 2.00%.

Voting
The Common have one vote for each unit held. The Class A units do not have voting rights.

Anti-Dilution
The Class A units are not subject to equity dilution; provided that up to 1,500,000, Class A units may be issued. For clarification, if 1,500,000 Class A units are issued and outstanding, the collective Class A percentage interests will equal 10%, which percentage interest shall not be subject to dilution upon issuance by the Company of additional Common units or units of a new class or series.

Repurchase
The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for any transfer of units, of the Class A units.

Regulation CF Offering
During the period ended December 31, 2020, the Company launched a Regulation CF offering attempting to raise up to $625,000 in equity financing through the sale of up to 625,000 Class A non-voting units. The offering can be raised based upon management's discretion. In connection with the capital raise, the Company entered into a series of agreements for processing, transfer agent and other services. Under these agreements the Company is to pay a fee of 6.75% of the proceeds raised for the offering services. In connection with the transfer agent fees, the Company will pay annual maximum of $1,000. See Note 5 for amounts received subsequent to year end.

The Company engaged a lead investor to make voting decisions on behalf of the Class A unit holders. The Company will pay an amount equal to 10% of all distributions made to the Class A unit holders for a period of three years to the lead investor as compensation. The distributions will be from amounts to be distributed to the Class A unit holders.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to December 31, 2020, the Company sold approximately 829,000 Class A units for gross proceeds of approximately $829,000 under the Regulation CF offering disclosed in Note 4 and a concurrent Regulation D offering.

Subsequent to December 31, 2020, the Company paid $300,000 to a related party as a down payment on equipment to be used in the Company's operations. The total purchase price of the equipment is $550,000.

Management has evaluated subsequent events through June 11, 2021, the date on which the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on August 23, 2021.

Legion M Entertainment, Inc.

/s/ Paul Koenig
By Paul Koenig, Manager and Principal Financial Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paul Koenig
Paul Koenig, Manager, Principal Financial Officer and
Director
Date: August 23, 2021

/s/ Russ Vering
Russ Vering, Vice President and Director
Date: August 23, 2021

/s/ Chris Reimers
Chris Reimers, Chief Field Officer and Director
 Date: August 23, 2021